SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA REPORTS UNAUDITED FULL YEAR 2011 PRELIMINARY RESULTS

São Paulo, April 1, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, announced today preliminary unaudited financial results for the full year ended December 31, 2011. The preliminary financial statements were prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, preliminary financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

Duilio Calciolari, Chief Executive Officer, stated, “Gafisa has made significant structural and managerial changes that position the Company for long-term growth and improved financial performance. Our full-year preliminary results reflect required corrective actions, including the scaling back of our Tenda business, the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages and a reduced geographic focus. Cost overruns related to the Tenda and Gafisa segments have been remedied by focusing on geographic regions where the Company has strong supply chains and completed a stringent vetting of external construction partnerships. While the impact of the adjustment is material, there is no current cash flow impact and our liquidity remains sufficient to meet our obligations and execute our new strategic plan.  We look forward to successfully executing our strategy to enhance shareholder value.”

UNAUDITED PRELIMINARY RESULTS

Project launches in 2011 totaled R$3.5 billion reflecting the strategic slowdown of launches at Tenda. The Gafisa segment represented 61%, AlphaVille comprised 28% and Tenda, 11% of total launches.

Net revenue for the full year 2011, recognized by the Percentage of Completion (“PoC”) method, was R$2.8 billion, 25.1% below the previous year’s net revenues as a result of R$1.2 billion in revenue reversals related to the adjustments, R$1.0 billion coming from Tenda and the remaining attributed to the Gafisa segment.

The Company’s full year gross profit was R$111.3 million, reflecting the net impact of revenue reversals and associated costs of R$706.4 million related to the adjustments registered in the fourth quarter.

Full year EBITDA, totaled a loss of R$489.5 million as compared to R$747.5 million in 2010. Full year EBITDA for Gafisa and Tenda, totaled a loss of R$77.4 million and R$636.8 million, respectiv ely. AlphaVille comprised R$224.6 million.

The full year net loss was R$1.1 billion compared with a profit of R$416.1 million and was principally impacted by adjustments totaling R$889.5 million (31% from Gafisa and 69% from Tenda).

At December 31, 2011, the Company had approximately R$983.7 million in cash and cash equivalents compared to R$1.2 billion in the same period of 2010. The net debt to equity ratio increased to 118.0% from 75.3% in the third quarter of 2011 primarily driven by a 27% reduction in equity with the reported loss and an increase of net debt and investor obligations of 10% equivalent to cash burn of R$200.2 million and a dividend payment of R$98.8 million.

The net loss would have triggered certain covenant violations. However, Gafisa gained modifications from the debt holders Gafisa has already modified those covenants that were at risk, per the agreement with debt holders, allowing the company to remain in compliance with all debt covenants.

The Company’s land bank totaled R$21.8 billion at the end of the year with sufficient land bank to execute its 2012 launch plans.

In an effort to redirect the performance of Gafisa and rebuild shareholder value, over recent months the Company has undergone significant structural, strategic and operational changes. During this period management has understood the complex process of examining the economic impact of the strategic changes undertaken and requisite budget review. Despite all efforts to conclude the audit of Gafisa’s 2011 results, the auditors will require additional time to complete their work. Two non-cash in nature areas remain under review and include a potential cost reallocation to 2010 and the deffered tax amounts. As soon as a determination regarding these items is made, a complete and audited earnings report will be released. This is expected to be no later than after market close on April 9, 2012.

HIGHLIGHTS

“Since my appointment as CEO on July 5, 2011, I have engaged the entire management team and worked along with the Board of Directors and our management consultants, Bain & Company, in a review of our Company’s operating units and overall strategy. The results of this review led to our decision in October 2011 to: (i) establish a new operating structure by brands; (ii) reduce risk at Tenda; (iii) expand the contribution of AlphaVille´s successful developments in our product mix and; (iv) refocus the Gafisa brand on its core markets of São Paulo and Rio de Janeiro,” commented Duilio Calciolari, Chief Executive Officer.

During the fourth quarter the Company established three separate operating units corresponding to the Gafisa, AlphaVille and Tenda brands headed by executives with profit and loss responsibility. As a result of the analysis conducted by the new teams, the Company identified important adjustments related to the strategic redirection at Gafisa and the new operating model adopted at Tenda which are reflected in the fourth quarter as follows:

In the 4Q11, cost overruns related to construction of R$587 million (R$231 million in Gafisa and R$356 million in Tenda) equivalent to 8% of the original total cost base of projects. 49% of the preliminary value relates to developments executed by third parties and franchisees, 26% relates to developments in regions that have been discontinued, and 25% from construction managed in-house. The impact in the fourth quarter isR$440.9 million.

A thorough review of the Tenda portfolio of receivablesidentified 4K customers who are no longer eligible for bank mortgages and whose contracts were terminated, resulting in an impact of R$91.2 million. The dissolution of contracts with potencial property owners involves units that are, on average, more than 70% complete; where we collected an average down payment of 6% of the total value of the unit. The units were returned to inventory and became eligible for resale to qualified mortgage borrowers. Additionally, provisions were made for future dissolutions equivalent to 8K units, resulting in a net impact of R$80 million in the period. Also, provisions for bad debt amounted to R$79.3 million.

An impairment related write-downofR$37.9 million based on a downward valuation of land bank Gafisa no longer intends to develop in the near term as result of its narrowed geographic focus, and R$57.9 million related to Tenda’s land bank. These tracts of land may be sold in the future. Development expenses related to the land acquisition process at Gafisa of R$14.9 million and R$10.6 million at Tenda were recognized as a sunk cost.

Other provisions related to penalties from delayed projectsequivalent to R$12.7 million at Gafisa and R$38.5 million at Tenda. Also, the cancellation of projectshad an impact on Tenda’s results of R$17.4 million.

For detailed information on the factors contributing to the outcome explained above, please refer to the following table.

Note: Each number correspond to the items.

Should be noted that based on accounting provisons, the Company did not account for the respective deferred income tax assets of R$ 251.8 million related to tax loss carryforwards and R$106.3 million related to timing differences.

The revenue reversal totaled R$1.2 billion, as shown in the table above. However, we expect to rebook: (1) 60% of the revenue reversal with resale of returned units; and (2) 34% will be recognized in accordance with PoC of the related projects (79% launched< 2008). Only 6% of the total is unrecoverable.

ACCOUNTS  RECEIVABLE VS COSTS  TO BE INCURRED

The level of accounts receivable is significantly greater than our costs still to be incurred and supports our expected increase in operating cash flow going forward. We highlight our accounts receivable of R$9.5 billion versus costs still to be incurred including sold and unsold units of R$3.7 billion.

Total
Accounts receivable	9,499
Costs still to be incurred including sold and unsold	3,716

RESULTS AND BACKLOG MARGIN

Additionally, an indication of future results is our backlog and backlog margin.  The backlog margin for the group is 34.5% and excluding Tenda that margin would be 38.2%.

	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa Group ex- Tenda
Back log of Results	2.530	1.316	670	4.516	3.200
Costs to be incurred (units sold)	(1.664)	(978)	(315)	(2.957)	(1.979)
Results to be Recognized	866	338	355	1.559	1.221
Backlog Margin	34,2%	25,7%	53,0%	34,5%	38,2%

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is already making progress toward achieving its 2012 guidance.

Launches for 2012 are expected to be between R$ 2.7 and R$ 3.3 billion, reflecting the new more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches. For the first quarter of 2012, the Gafisa Group already launched R$400 million.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 broken down by 30% Gafisa, 50% Tenda and 20% AlphaVille. During the first quarter of 2012, the Company delivered 6,000 units and transfered 2,500 Tenda units to financial institutions.

Finally, the Company expects to generate between R$ 500 million and R$ 700 million in operating cash flow for the full year of 2012. At March 31, 2012, the Company had approximately R$ 900 million in cash and cash equivalents.

PRELIMINARY UNAUDITED CONSOLIDATED INCOME STATEMENT

R$ 000	2011	2010	YoY
Net Operating Revenue	2.788.559	3.720.860	-25%
Operating Costs	-2.677.258	-2.634.556	2%
Gross profit	111.301	1.086.304	-90%
Operating Expenses	-865.092	-525.307	65%
Operating Results	-753.791	560.997	-234%
Net Int erest Income	-159.903	-82.118	95%
Deferred Taxes	-139.790	-38.899	259%
Income After Taxes	-1.053.484	439.980	-339%
Minority Shareholders	-39.679	-23.930	66%
Net Income	-1.093.163	416.050	-363%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

PRELIMINARY UNAUDITED CONSOLIDATED BALANCE SHEET

	2011	2010	YoY
Assets
Cash and cash equivalents	983.660	1.201.148	-18%
Receivables from clients	4.813.189	5.271.388	-9%
Properties for sale	2.858.454	2.067.166	38%
Other	544.037	719.046	-24%
Investments	276.097	290.806	-5%
Total Assets	9.475.437	9.549.554	-1%
Liabilities
Loans and financing	1.856.610	1.410.178	32%
Debentures	1.899.200	1.879.931	1%
Other	2.969.333	2.475.776	20%
Shareholders' Equity	2.750.294	3.783.669	-27%
Liabilities and Shareholders' Equity	9.475.437	9.549.554	-1%

INFORMATION ABOUT GAFISA’S CONFERENCE CALL APRIL 2, 2012 AT 10AM BZ TIME / 9AM EST

In conjunction with its unaudited preliminary full year 2011 results, Gafisa will host a conference call and webcast for investors and analysts (Portuguese with simultaneous translation into English) at 9 am EST, 10 am Brasilia Time at phone number +55 11 3127 4971 (Brazil), code Gafisa +1 516 300 1066 (US only), code Gafisa.  The replay is available on +55 11 3127 4999, access code 77926398 in Portuguese and 34968407 in English. A webcast will be available on the Gafisa IR website, www.gafisa.com.br/ir.

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

INVESTOR RELATIONS Luciana Doria Wilson Website: www.gafisa.com.br/ir Phone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 Email: ri@gafisa.com.br	MEDIA RELATIONS Débora Mari Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 02, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer